Exhibit (c)(1)

Confidential

Special Committee of the Board of Directors

First High-School Education Group Co., Ltd.

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

Ladies and Gentlemen:

First High-School Education Group Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), has engaged Zhongqin Asset Appraisal Co., Ltd (“Zhongqin”), to serve as an independent financial advisor to the special committee of independent directors (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (this “Opinion”) as to the fairness, as of the date hereof, from a financial point of view, to (i) the holders of ordinary shares, par value US$0.00001 per share, of the Company (each, a “Share” or, collectively, the “Shares”), other than the Excluded Shares (as defined below), and (ii) the holders of American Depositary Shares, each representing three (3) Shares (each, an “ADS” and collectively, “ADSs”), other than ADSs representing the Excluded Shares, of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below).

Description of the Proposed Transaction

It is Zhongqin’s understanding that the Company, One Education Holding Limited (to be established), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and One Education Merger Limited (to be established), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), the latest draft of which Zhongqin has reviewed is dated November 20, 2024. Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company and cease to exist, with the Company surviving the merger and becoming a wholly owned subsidiary of Parent as a result of the merger. In connection with such merger, (i) each Share (including Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be cancelled and cease to exist in exchange for the right to receive $0.05 in cash without interest (the “Per Share Merger Consideration”) and (ii) for the avoidance of doubt, because each ADS represents three (3) Shares, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for $0.15 in cash without interest (the “Per ADS Merger Consideration”, and together with the Per Share Merger Consideration, the “Merger Consideration”) (collectively, the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

For purposes of this Opinion, (i) “Excluded Shares” shall mean, collectively, (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) or by any direct or indirect Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, (b) Dissenting Shares (if any), and (c) Rollover Securities; and (ii) “Subsidiary”, “Effective Time”, “Dissenting Shares”, “Rollover Securities” shall have the meanings set forth in the Merger Agreement.

Scope of Analysis

In preparing this Opinion, Zhongqin conducted the requisite reviews, analyses, and inquiries deemed necessary and appropriate given the circumstances. Zhongqin also considered its assessment of prevailing economic, market, and financial conditions, along with its expertise in securities and business valuation, both generally and in relation to comparable transactions. The procedures, investigations, and financial analysis undertaken by Zhongqin in formulating its Opinion encompassed, but were not limited to, the following:

●	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2022 through December 31, 2023 and the Company’s unaudited financial statements for the six months ended June 30, 2022, June 30, 2023 and June 30, 2024, each provided by the management of the Company;

b.	Certain unaudited and segment financial information for the Company for the years ended December 31, 2022 through December 31, 2023 and for the six months ended June 30, 2022, June 30, 2023 and June 30, 2024, each provided by the management of the Company;

c.	A detailed financial projection model for the Company for the years ending December 31, 2024 through December 30, 2031, prepared and provided to Zhongqin by the management of the Company, upon which Zhongqin has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

d.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Zhongqin by the management of the Company;

e.	A draft of the Merger Agreement dated as of November 20, 2024; and

f.	Drafts of the Limited Guarantee and form of Rollover and Contribution Agreement dated as of November 20, 2024 (the “Ancillary Agreements”)

(the Merger Agreement and Ancillary Agreements, collectively, the “Transaction Documents”);

●	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

●	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

●	Discussed general macro-economic trends and policy directions with the management of the Company;

●	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Zhongqin deemed relevant;

●	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Zhongqin deemed relevant, and an analysis of selected transactions that Zhongqin deemed relevant; and

●	Conducted such other analyses and considered such other factors as Zhongqin deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Zhongqin, with the Company’s and the Special Committee’s consent:

●	Relied on the accuracy, completeness, and fair presentation of all information, data, advice, opinions, and representations sourced from public or private sources, including the Company’s management, without conducting an independent verification;

●	Relied on the representation that the Special Committee, the Board of Directors, and the Company have received legal counsel regarding all legal aspects of the Proposed Transaction, including the timely, valid, and proper execution of all legally required procedures;

●	Assumed that all estimates, evaluations, forecasts, and projections provided to it, including, but not limited to, the Management Projections, were prepared with reasonable care and based on the most current available information and the good faith judgment of the provider. Zhongqin does not express any opinion regarding the accuracy or reliability of these estimates, evaluations, forecasts, projections, or their underlying assumptions;

●	Assumed the representation that the information provided and statements made by the Company’s management are materially accurate concerning the Company and the Proposed Transaction;

●	Assumed that the representations and warranties made by all parties to the Transaction Documents are substantially accurate;

●	Assumed that the final versions of all documents reviewed in draft form substantially align with the reviewed drafts;

●	Assumed that there have been no significant changes in the Company’s assets, liabilities (including contingent liabilities), financial condition, operating results, business operations, or prospects since the date of the most recent financial statements and other information provided to Zhongqin. Additionally, Zhongqin assumed that there is no information or facts that would render the information it reviewed incomplete or misleading;

●	Assumed that all conditions necessary for the completion of the Proposed Transaction will be fulfilled and that the Proposed Transaction will be executed in accordance with the Transaction Documents without any modifications or waivers of any terms or conditions; and

●	Assumed that all required governmental, regulatory, or other approvals for the completion of the Proposed Transaction will be secured without any negative impact on the Company or the anticipated benefits of the Proposed Transaction.

Should any of the aforementioned assumptions or the facts underlying this Opinion be found materially inaccurate, this Opinion cannot and should not be relied upon. Additionally, in Zhongqin’s analysis and preparation of this Opinion, numerous assumptions have been made regarding industry performance, general business conditions, market and economic circumstances, and other factors, many of which are beyond the control of any party involved in the Proposed Transaction. Zhongqin has prepared this Opinion effective as of the date hereof. and it is inherently based on market, economic, financial, and other conditions as they exist and are assessable as of this date. Zhongqin disclaims any responsibility or obligation to inform any party of changes to any fact or matter that may affect this Opinion and that arise after this date. As you are aware, the credit, financial, and stock markets have been experiencing significant volatility, and we do not express any opinion or view regarding the potential impact of such volatility on the Company or the Proposed Transaction.

Zhongqin did not assess the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (whether contingent or otherwise). Zhongqin was neither requested to, nor did it, (i) initiate discussions with, or solicit interest from, third parties regarding the Proposed Transaction, the Company’s assets, businesses, operations, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and has therefore assumed that the terms represent the most favorable outcome for the Company under the given circumstances, as negotiated by the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party on alternatives to the Proposed Transaction. Zhongqin did not conduct an independent review of any actual or potential litigation, regulatory actions, unasserted claims, or other contingent liabilities that the Company may face, nor did it assess any governmental investigations related to such claims or liabilities..

Zhongqin does not provide any opinion regarding the market price or value of the Company’s Shares or ADSs (or any other assets) following the announcement or completion of the Proposed Transaction. This Opinion should not be interpreted as a valuation opinion, a credit rating, a solvency assessment, an evaluation of the Company’s creditworthiness, tax advice, or accounting advice. Zhongqin has neither made nor assumes any responsibility to make any representation or provide an opinion on any legal matters.

In providing this Opinion, Zhongqin does not express any opinion regarding the amount or nature of compensation to the Company’s officers, directors, employees, or any group of such individuals in relation to the Merger Consideration, nor does it opine on the fairness of such compensation.

This Opinion is provided solely for the use and benefit of the Special Committee in its evaluation of the Proposed Transaction. It is not intended to confer any rights or remedies to any other person, nor is it intended for use by, or applicable to, any other party or purpose without Zhongqin’s express consent. This Opinion (i) does not evaluate the merits of entering into the Proposed Transaction versus any alternative strategies or transactions, (ii) does not address any transactions related to the Proposed Transaction, (iii) does not provide a recommendation on how the Special Committee, Board of Directors, or any other person (including Company shareholders) should vote or act on matters concerning the Proposed Transaction or any related transaction, and (iv) does not imply that the Merger Consideration is the best possible under any circumstances, but only that it falls within a range suggested by specific financial analyses. The decision to proceed with the Proposed Transaction or any related transaction may rely on factors beyond the scope of the financial analysis used in this Opinion. This Opinion does not create any fiduciary duty on the part of Zhongqin to any party.

This Opinion reflects only the views of Zhongqin, and Zhongqin’s liability regarding this Opinion shall be limited as specified in the engagement letter between Zhongqin, the Company, and the Special Committee, dated September 30, 2024 (the ‘Engagement Letter’).

Disclosure of Prior Relationships

Zhongqin has served as financial advisor to the Special Committee and will receive a fee for its services. No part of Zhongqin’s fee is dependent on the conclusion reached in this Opinion or on the successful completion of the Proposed Transaction. Under the terms of the Engagement Letter, a portion of the fee is payable upon signing the contract, with the remainder due within ten business days after Zhongqin delivers the Opinion to the Special Committee. Apart from this engagement, during the five years prior to the date of this Opinion, Zhongqin has not had any material relationship with any party involved in the Proposed Transaction that has resulted or is expected to result in compensation, nor is there any mutually understood plan for such a material relationship or related compensation.

Conclusion

Based upon and subject to the foregoing, Zhongqin is of the opinion that as of the date hereof the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Proposed Transaction are fair, from a financial point of view, to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

This Opinion has been approved by Zhongqin.

Respectfully submitted,

/s/ Zhongqin Asset Appraisal Co., Ltd

November 22, 2024

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